UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR
□	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 For the transition period from to .

Commission File Number:  1-9065

ECOLOGY AND ENVIRONMENT, INC. 401(K) PLAN
(Full title of the plan)

ECOLOGY AND ENVIRONMENT, INC.
(Name of issuer of the securities held pursuant to the Plan)

368 Pleasant View Drive, Lancaster, New York 14086
(Address of principal executive office)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable

Item 3.	Not applicable

Item 4.	Financial Statements of the Plan

The Financial Statements of the Ecology and Environment, Inc. 401(k) Plan (the Plan) for the fiscal years ended December 31, 2008 and 2007, together with the report of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm, is included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof.  The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K.  The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Exhibits:
	Exhibit Number	Description of Exhibit

	23.1	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm

Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Supplemental Schedule
for the Years Ended December 31, 2008 and 2007

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 10

Supplemental Schedule:

Schedule H, line 4i - Schedule of Assets Held at End of Year	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Ecology and Environment, Inc. 401(k) Plan
Lancaster, New York

We have audited the accompanying statements of net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan (Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ecology and Environment 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 26, 2009

Ecology and Environment, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31,

	2008	2007

Assets

Investments, at fair value (see Note 6)	$19,461,455	$27,061,717

Dividends receivable	-	8,129

Total assets	19,461,455	27,069,846

Liabilities

Excess contributions	17,933	56,625

Total liabilities	17,933	56,625

Net assets available for benefits at fair value	19,443,522	27,013,221

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	271,914	-

Net assets available for benefits	$19,715,436	$27,013,221

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31,

	2008	2007

Additions to net assets attributed to:
Interest	$20,703	$27,128
Dividends	787,300	1,131,187
Net appreciation in fair value of investments (see Note 6)	-	658,997
	808,003	1,817,312

Contributions:
Participant	2,398,574	2,264,891
Rollovers	78,518	66,813
	2,477,092	2,331,704

Total additions	3,285,095	4,149,016

Deductions from net assets attributed to:
Net depreciation in fair value of investments (see Note 6)	9,364,557	-
Benefits paid to participants	1,192,321	1,824,507
Administrative expenses	26,002	11,555

Total deductions	10,582,880	1,836,062

Net (decrease) increase in net assets	(7,297,785)	2,312,954

Net assets available for benefits:
Beginning of year	27,013,221	24,700,267

End of year	$19,715,436	$27,013,221

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	Description of Plan

The following description of the Ecology and Environment, Inc. 401(k) Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General
The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company).  Beginning August 1, 2002, the hours-of-service requirement was eliminated and employees age twenty-one (21) or older are immediately eligible to participate in the Plan during the month following their date of hire.  Contributions to the Plan were not permitted prior to July 1, 1994.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may elect to make voluntary contributions subject only to the limitations of the Internal Revenue Code (IRC).  The elective deferral percentage may be modified the first day of any month.  Upon enrollment in the Plan, a participant may direct his or her contributions in any combination of the 25 investment options and a brokerage account in at least 10 percent increments in each option selected.  Participants who were 50 years of age or older during the plan year are allowed to contribute catch up contributions.

The Company may make contributions in the form of matching contributions and/or an annual discretionary contribution fixed by appropriate action of the Company.  There were no Company contributions for the 2008 and 2007 plan years.

Participant accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution (if any) and the Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant account balances, as defined in the Plan documents.  The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested in the Company contributions after three years of credited service.  There is no partial vesting.

Participant loans
Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transfers are treated as a transfer to (from) the investment fund from (to) the Loan Fund.  Loan terms range from one to five years or a reasonable period of time determined when the loan is made for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.  Principal and interest are paid ratably through biweekly payroll deductions.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	Description of Plan (continued)

Payment of benefits
On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period not to exceed the life of the participant or the life of a designated beneficiary.

Administration
The Plan is administered by the Company.  The Company has selected The Hartford to be the Recordkeeper of the Plan and Reliance Trust Company as the Trustee.

Administrative expenses are paid by the participants and the Company.  There are no quarterly or annual record keeping fees charged to the participants.  Participants are charged a one time distribution fee at the time when a participant requests a distribution from the Plan.  Any remaining administrative expenses in excess of the amounts which are set aside by the Plan are paid by the Company.

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investments and Related Transactions
The Plan's assets include an investment in the common stock of Ecology and Environment, Inc. through a unitized stock fund, which includes a money market fund for liquidity purposes.

The Plan’s net appreciation/(depreciation) in fair value of investments includes both realized gains and losses and unrealized appreciation/(depreciation).  Interest and dividend income is recognized as earned.  Investment transactions are accounted for on the trade date.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

2.	Summary of Accounting Policies (continued)

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosures on contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Reclassifications
Certain elements of the financial statements for the year ended December 31, 2007 have been reclassified to conform with the 2008 presentation.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.	Tax Status

The Plan Administrator has not applied to the Internal Revenue Service for a determination letter for the Plan.  The Plan is based upon a prototype plan designed by MFS Retirement Services, Inc. that received a favorable determination letter dated April 23, 2002.

5.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

6.      Fair Value of Investments

As defined in Statement No. 157, Fair Value Measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Organization adopted Statement No. 157 during the year ended December 31, 2008 and there was no material impact to the financial statements.  Statement No. 157 applies to all financial assets and liabilities that are being measured and reported on a fair value basis.  Statement No. 157 requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and December 31, 2007.

Common stocks: Stated at fair value as measured by quoted market prices in an active market or as determined in good faith by the Trustee.

Mutual funds: Valued at the net asset value of shares held by the plan at year end.

Participant loans: Valued at their outstanding balances, which approximates fair value.

Stable Value Fund: Valued at fair value based on information reported by the investment advisor using audited financial information of the collective trust.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

6.	Fair Value of Investments (continued)

Below are the Plan’s financial instruments carried at fair market value by their FAS 157 fair value hierarchy levels:

At December 31, 2008	Quoted Prices in Active Market Level I	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total

Investments:
Mutual and brokerage funds	$15,313,302	$-	$-	$15,313,302
Common stock	647,351	-	-	647,351
Stable value fund	-	3,299,972	-	3,299,972
Participant loans	-	-	200,830	200,830

Total investments	$15,960,653	$3,299,972	$200,830	$19,461,455

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008:

Level III Assets Participant Loans

Balance as of January 1, 2008	$244,318
Issuances, repayments, and settlements net	(43,488)
Balance as of December 31, 2008	$200,830

7.	Investments

The following presents investments that represent five percent or more of the Plan's net assets at December 31,

	2008		2007

MFS Fixed Fund Institutional, 3,564,551 and 2,939,236 shares, respectively	$3,299,972		$2,939,236
MFS Value Fund A, 166,725 and 166,363 shares, respectively	2,924,362		4,413,623
DWS Equity 500 Index Fund S, 27,759 and 26,535 shares, respectively	2,810,324		4,367,348
Thornburg Core Growth Fund A, 200,706 and 219,422 shares, respectively	1,958,887		4,366,500
PIMCO Total Return Fund A, 130,230 and 0 shares, respectively	1,320,530		-	*
MFS Core Growth Fund A, 103,149 and 93,231 shares, respectively	1,294,516		1,948,520
Fidelity Low Priced Stock Fund, 46,331 and 39,920 shares, respectively	1,071,170		1,641,894
Allianceber International Value Fund A, 77,949 and 78,000 shares, respectively	802,878	*	1,729,267

*Less than 5%, presented for comparative purposes.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

7.	Investments (Continued)

The Plan's investments for the years ended December 31, 2008 and 2007 (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007

Mutual funds and pooled separate accounts	$(9,413,941)	$624,303

Ecology and Environment, Inc. Common Stock	49,384	34,694

	$(9,364,557)	$658,997

The MFS Fixed Fund Institutional investment is held in a Stable Value Fund (the SVF) held by SEI Trust Company (Trustee).  The underlying assets of the SVF include fully benefit-responsive investment contracts (the contracts).  The crediting interest rates on the contracts were 3.21% and 4.88% at December 31, 2008 and 2007, respectively.

The SVF’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan

The average yield on the SVF earned by the Plan based on actual earnings was 6.49% and 5.60% at December 31, 2008 and 2007, respectively.  The average yield earned by the Plan based on interest rate credited to participants was 3.21% and 4.90% for December 31, 2008 and 2007, respectively.

8.	Transactions with Parties-in-Interest

As of December 31, 2008 and 2007, the Plan held Certain Securities issued by the Company as follows:

	December 31, 2008		December 31, 2007
	Number of Shares	Fair Value	Number of Shares	Fair Value

Ecology and Environment, Inc. Common Stock	54,036	$647,351	45,158	$500,802

Dividends on Ecology and Environment, Inc. Common Stock amounted to approximately $26,886 and $16,200 during the years ended December 31, 2008 and 2007, respectively.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

8.	Transactions with Parties-in-Interest (continued)

Certain plan investments are shares of mutual funds and a collective investment trust made available through the Hartford Retirement Services, LLC (“HRS”) recordkeeping platform.  HRS (formerly Sun Life Retirement Services, Inc.) is the recordkeeper for the Plan.  Reliance Trust Company (“RTC”) is custodian of plan investments that include mutual funds, the collective investment trust and the Company stock.

During the year ended December 31, 2008, the Plan's investments with MFS (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,169,088.  During the year ended December 31, 2007 the Plan’s investments with MFS (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $82,695.

9.      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500.

	2008	2007

Net assets available for plan benefits per the financial statements	$19,715,436	$27,013,221

Adjustment from contract value to fair value for fully benefit responsive investment contracts	(271,914)	-

Net assets available for plan benefits per the form 5500	$19,443,522	$27,013,221

Net (decrease) increase in net assets per the financial statements	$(7,297,785)	$2,312,954

Adjustment from contract value to fair value for fully benefit responsive investment contracts	(271,914)	-

Net (decrease) increase in net assets per the form 5500	$(7,569,699)	$2,312,954

Ecology and Environment, Inc.
401(k) Plan
EIN:  16-0971022
PLAN NUMBER:  003
Schedule H - line 4i - Schedule of Assets Held at End of Year

	(a) Shares	(b) Identity of Issuer Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	MFS Retirement Services, Inc.:

*	3,564,551	MFS	Fixed Fund Institutional	**	$ 3,299,972
*	166,725	MFS	Value Fund A	**	2,924,362
*	103,149	MFS	Core Growth Fund A	**	1,294,516
*	57,636	MFS	Aggressive Growth A Allocation Fund A	**	523,915
*	41,182	MFS	Total Return Fund A	**	471,119
*	32,037	MFS	Growth Allocation Fund A	**	300,827
*	26,178	MFS	Moderate Allocation Fund A	**	253,401
*	106,807	MFS	Money Market	**	106,807
*	5,243	MFS	Conservative Allocation Fund A	**	51,330
					9,226,249

	Other Investments:

	27,759	DWS	Equity 500 Index Fund	**	2,810,324
	200,706	Thornburg	Core Growth Fund	**	1,958,887
	130,230	PIMCO	Total Return Fund A	**	1,320,530
	46,331	Fidelity	Low Priced Stock Fund	**	1,071,170
	77,949	Allianceber	International Value Fund A	**	802,878
	-	-	Brokerage Access Account	**	740,458
*	54,036	Ecology and Environment, Inc.	Common Stock	**	647,351
	25,375	Columbia	Acorn Fund	**	436,964
*	-	Participant Loans	(5.00% - 9.50%)	-	200,830
	8,690	Neuberger Berman	Socially Responsible Fund	**	95,413
	3,639	Eaton Vance	Special Equities Fund A	**	34,647
	1,185	Janus Adviser	International Growth Fund A	**	31,891
	2,575	T. Rowe Price	Retirement 2030 Fund	**	28,587
	2,106	Janus Adviser	Perkins Mid Cap Value Fund A	**	27,372
	1,399	Victory	Small Company Opportunity Fund A	**	26,128
	83	T. Rowe Price	Retirement 2020 Fund	**	915
	93	T. Rowe Price	Retirement 2050 Fund	**	578
	25	T. Rowe Price	Retirement 2010 Fund	**	283

					$ 19,461,455

*	Indicates parties-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	Name of Plan:	Ecology and Environment, Inc. 401(k) Plan

	By:	Ecology and Environment, Inc. 401(k) Plan Committee Plan Administrator

Date: June 29, 2009	By:	/s/ Ronald L. Frank
Ronald L. Frank Committee Member